FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 16, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”)

Federated Hermes Real Return Bond Fund (to be renamed Federated Hermes Inflation Protected Securities Fund) (the “Fund”)

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Esperon:

The above-named Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”), provided on December 9, 2021 regarding the Fund’s Rule 485(a) filing submitted on October 25, 2021 as Post-Effective Amendment No. 230 under the Securities Act of 1933, as amended and Amendment No. 223 under the Investment Company Act of 1940, as amended (the “1940 Act”).

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
5.	Please update the Fund’s name and its ticker symbol in line with the Fund’s Rule 485(b) filing.

RESPONSE:

The Registrant will respond as requested.

Summary Prospectus

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

In the first paragraph of the narrative disclosure preceding the table, please bold the second sentence as required by Item 3 of Form N-1A.

RESPONSE:

The Registrant will respond as requested.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnotes 1 and 3 as these footnotes are not permitted by Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that the distribution (“12b-1 Fee”) fee of the Fund’s Class A Shares and the shareholder services/account administration fee (“SSF/AAF”) of the Fund’s Institutional Shares are approved but currently not charged (“Dormant Fees”). While the Dormant Fees have been approved by the Fund’s Board of Trustees (the “Board”), the Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table of the Fund.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for the Fund’s investors. The Fund does not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in footnotes: (1) that the Dormant Fees have been approved by the Board, (2) the maximum allowable fee amounts, as applicable, and (3) that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Fund’s Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

We note Footnote 2 in the Fund’s fee table regarding estimated expenses. Supplementally, please explain the basis for estimating Other Expenses, which should be based on actual fund expenses. Is there an expense component that is unique to the new Class R6 Shares?

RESPONSE:

The Registrant confirms that “Other Expenses” for the new Class R6 Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote as written is accurate, appropriate and in accordance with Form N-1A requirements. Additionally, the Registrant will ensure that the placement of the footnote is clear with respect to the Class R6 Shares in the fee table.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses

In Footnote 4 to the Fund’s fee table, please remove the references to “on their own initiative” and “voluntary” in the context of waivers and/or reimbursements in order to avoid shareholder confusion.

RESPONSE:

The Fund’s investment adviser (the “Adviser”) and certain of its affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with the Fund’s Board unless or until the Fund’s Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The Fund’s Fee Limit, as defined in Footnote 4, is the threshold for total fund operating expenses under the Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but that those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 6. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following disclosure in the first paragraph:

“The Fund may invest in derivative instruments, such as credit default swap agreements, to synthesize inflation-indexed bonds.”

Please specify the types of derivative instruments that the Fund may use and include corresponding risk disclosure. We note that any principal investment strategies disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in achieving its objectives. Further, the disclosure concerning the Fund’s principal risks should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Additionally, we note that the Item 9 disclosure differs from the Item 4 summary investment strategy disclosure and they should be aligned.

Please also elaborate on the phrase “to synthesize inflation-indexed bonds.” What does this mean?

RESPONSE:

The Registrant will tailor the investment strategy disclosure to note credit default swaps, options and futures contracts as the types of derivatives the Fund may use.

Supplementally, after further consideration and examination of the Fund’s primary investment strategy and related securities, the Registrant has determined to remove the disclosure relating to synthesizing inflation-indexed bonds from the Fund.

Accordingly, the Registrant will remove references to synthesizing inflation-indexed bonds throughout the document and include instead the following derivatives strategy disclosure:

“The Fund may use derivative contracts to implement elements of its investment strategy, in particular credit default swap agreements, options and futures contracts) related to conventional bonds.”

In addition, under the Item 9 section “What are the Fund’s Principal Investments?” the Registrant will add the following disclosure:

“Credit Default Swaps

A credit default swap (CDS) is an agreement between two parties whereby one party (the “Protection Buyer”) agrees to make payments over the term of the CDS to the other party (the “Protection Seller”), provided that no designated event of default, restructuring or other credit related event (each a “Credit Event”) occurs with respect to Reference Instrument that is usually a particular bond, loan or the unsecured credit of an issuer, in general (the “Reference Obligation”). Many CDS are physically settled, which means that if a Credit Event occurs, the Protection Seller must pay the Protection Buyer the full notional value, or “par value,” of the Reference Obligation in exchange for delivery by the Protection Buyer of the Reference Obligation or another similar obligation issued by the issuer of the Reference Obligation (the “Deliverable Obligation”). The Counterparties agree to the characteristics of the Deliverable Obligation at the time that they enter into the CDS. Alternately, a CDS can be “cash settled,” which means that upon the occurrence of a Credit Event, the Protection Buyer will receive a payment from the Protection Seller equal to the difference between the par amount of the Reference Obligation and its market value at the time of the Credit Event. The Fund may be either the Protection Buyer or the Protection Seller in a CDS. If the Fund is a Protection Buyer and no Credit Event occurs, the Fund will lose its entire investment in the CDS (i.e., an amount equal to the payments made to the Protection Seller over the term of the CDS). However, if a Credit Event occurs, the Fund (as Protection Buyer) will deliver the Deliverable Obligation and receive a payment equal to the full notional value of the Reference Obligation, even though the Reference Obligation may have little or no value. If the Fund is the Protection Seller and no Credit Event occurs, the Fund will receive a fixed rate of income throughout the term of the CDS. However, if a Credit Event occurs, the Fund (as Protection Seller) will pay the Protection Buyer the full notional value of the Reference Obligation and receive the Deliverable Obligation from the Protection Buyer. A CDS may involve greater risks than if the Fund invested directly in the Reference Obligation. For example, a CDS may increase credit risk since the Fund has exposure to both the issuer of the Reference Obligation and the Counterparty to the CDS.”

COMMENT 7. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note the following sentence:

“In addition, the Fund may invest in high-yield, foreign and non-U.S. dollar inflation-indexed fixed-income securities when the Adviser considers the risk-return prospects of those sectors to be attractive.”

Please disclose that high-yield investments are “junk bonds.”

In addition, with respect to the Fund’s investment in foreign securities, please confirm if the Fund will invest in emerging market securities. If the Fund will invest in emerging market securities, please disclose this in the Fund’s investment strategy and risk disclosures.

RESPONSE:

The Registrant will make the following revision (addition bold and underlined):

“In addition, the Fund may invest in high-yield, foreign and non-U.S. dollar inflation-indexed fixed-income securities when the Adviser considers the risk-return prospects of those sectors to be attractive. High-yield securities are also known as “junk bonds.”

With respect to the Fund’s investment in foreign securities, the Registrant confirms that the Fund will not invest in emerging market securities principally. Accordingly, the references to emerging markets will be removed in “Currency Risk” and “Investing in Securities of Other Investment Companies.”

COMMENT 8. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Does the Fund use duration criteria with respect to its investments? If it does use duration criteria, please disclose this in the Fund’s investment strategy.

In particular, we note the duration disclosure in “Interest Rate Risk.” If the Fund does not use duration criteria, then please delete the duration disclosure from “Interest Rate Risk” in the summary and statutory risk sections.

RESPONSE:

The Registrant confirms the Fund uses duration criteria. The Registrant will move the noted sentence from Interest Rate Risk, as updated below, to the Fund’s investment strategies (deletion stricken and addition bold and underlined):“~~It is important to emphasize that the~~ The Fund operates within a duration range of 0% to 120% of its benchmark.”

COMMENT 9. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

Please elaborate on the investment adviser’s strategy for buying and selling securities. Please align the Item 4 strategy disclosure with the Item 9 strategy disclosure.

RESPONSE:

The Registrant will add the below disclosure to both the Item 4 and Item investment strategies sections.

“The Fund may sell securities for a variety of reasons such as to secure gains, limit losses or redeploy assets into more promising opportunities.”

COMMENT 10. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?”

With respect to “Risk of Investing in Derivative Contracts and Hybrid Instruments,” please confirm if the Fund will invest in hybrid instruments. If it will, please add disclosure on hybrid instruments to the strategy disclosure.

Please disclose the risks related to investing in credit default swaps.

RESPONSE:

The Registrant believes the current Item 4 and Item 9 “Risk of Investing in Derivative Instruments” adequately summarizes the principal risks of investing in futures contracts, options contracts, and credit default swaps and that no additional risk disclosure is necessary.

COMMENT 11. Prospectus - Risk/Return Summary: Average Annual Total Return Table

Please explain that the returns are for a class that is not presented and which class would have substantially similar annual returns because the shares are invested in the same portfolio of securities and that the annual returns would differ only to the extent that the classes do not have the same expenses.

RESPONSE:

The Registrant respectfully notes that the returns are for a class that is presented, as the IS class is included in this prospectus. However, the Registrant will revise the disclosure as follows (addition bold and underlined):

“The Fund’s R6 class is anticipated to commence operations on or about January 3, 2022. For the periods prior to commencement of operations of the Fund’s R6 class, the performance information shown below is for the Fund’s IS class. Returns for the Fund’s R6 class would have been substantially similar to returns of the Fund’s IS class because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. The performance of the IS class has not been adjusted to reflect the expenses applicable to the R6 class since the R6 class is expected to have a lower expense ratio than the expense ratio of the IS class.”

COMMENT 12. Prospectus - Risk/Return Summary: Average Annual Total Return Table

The Staff notes the inclusion of an additional comparative index for the Fund in the Average Annual Total Return Table. Form N-1A Item 4(b)(2), Instruction 2(b), requires disclosure about one or more other indexes to be included in the narrative explanation accompanying the bar chart and table.

RESPONSE:

The Registrant will revise the introductory disclosure as shown below (additions bold and underlined).

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information against a broad-based market index. The Morningstar Inflation-Protected Bond Funds Average shows how the Fund’s performance compares against the returns of an index of funds with similar investment objectives. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

COMMENT 13: Prospectus – “Fund Management”

Please provide Andrew Kirschler’s title and state whether he is responsible for day-to-day management of the Fund.

RESPONSE:

The Registrant will revise Andrew Kirschler’s disclosure as follows (additions bold and underlined):

“J. Andrew Kirschler, Portfolio Manager, has been the Fund’s portfolio manager since July of 2013 and is responsible for day-to-day management of the Fund.”

Prospectus

COMMENT 14: Prospectus - “What Are the Fund’s Investment Strategies?”

Please align the Item 9 disclosure with the Item 4 disclosure, in particular: the derivatives disclosure, which should be tailored to the Fund’s investments; the 15% limit on non-investment grade investments; the 15% limit on unhedged, non-U.S. dollar securities; the 25% limit on investment in non-investment grade debt securities and unhedged, non-U.S. dollar securities; and the 20% limit on investment in conventional bonds, including investment grade corporate debt securities.

We also note the following disclosure. Is the second parenthetical reference to credit default swaps a duplicate disclosure and can it be deleted?

“The Adviser will seek to synthesize inflation-protection characteristics for corporate bonds by combining TIPS with derivative instruments (such as credit default swap agreements (including credit default swaps), options and futures contracts) related to conventional bonds.”

RESPONSE:

Consistent with the response to Comment 6 above, the Registrant will revise the disclosure throughout the prospectus to remove references to synthesizing inflation-proection characteristics and consistently discuss credit default swaps, options and futures contracts. Accordingly, the noted parenthetical duplication will be removed.

The Registrant will also update the Item 4 investment strategies disclosure to include the 15% limit on non-investment grade investments; the 15% limit on unhedged, non-U.S. dollar securities; the 25% limit on investment in non-investment grade debt securities and unhedged, non-U.S. dollar securities; and the 20% limit on investment in conventional bonds, including investment grade corporate debt securities.

COMMENT 15: Prospectus - “What Are the Fund’s Investment Strategies?”

We note the following disclosure:

“The Adviser actively manages the Fund’s portfolio seeking total returns over a complete market cycle in excess of the Fund’s benchmark, the Bloomberg Barclays U.S. TIPS Index (BTIPS).”

How does the Fund’s benchmark broad-based securities market index align with the Fund’s investments in foreign securities?

RESPONSE:

As noted in the Fund’s investment strategies, “the Adviser expects that the Fund will invest predominantly in inflation-indexed bonds.” As of September 30, 2021, more than 95% of the Fund’s net assets were invested in TIPS. Accordingly, the Registrant believes the BTIPS is an appropriate benchmark despite the Fund retaining the ability to invest in other securities in addition to TIPS.

COMMENT 16: Prospectus - “What Are the Fund’s Principal Investments?”

We note the Fund’s disclosure under the section “Additional Information Regarding the Security Selection Process.” Briefly identify examples of ESG criteria that may be considered and disclose whether these criteria will be considered for all investments.

In addition, please consider if an ESG risk factor is appropriate for this Fund. Disclose, where applicable, how the Fund will approach relevant ESG proxy voting issues for its portfolio holdings or explain supplementally why it believes such disclosure is not required.

RESPONSE:

Supplementally, after further consideration and examination of the Fund’s primary investment strategy and related securities, the Registrant has determined to remove the disclosure from the Fund’s prospectus.

COMMENT 17: Prospectus - “What Are the Fund’s Principal Investments?”

With respect to the second paragraph in the Fund’s disclosure under “Securities Lending,” we note the disclosure about “among other acceptable investments” in which the Fund may reinvest cash collateral. Please confirm that the Fund only invests in highly liquid short-term instruments.

RESPONSE:

The Registrant will revise the sentence as follows (deletion stricken and addition bold and underlined):

“The Fund will reinvest cash collateral in highly liquid short-term obligations ~~securities~~ that qualify as an acceptable investment for the Fund.”

COMMENT 18: Prospectus - “What Do Shares Cost?”

The Staff notes the following sentence in the subsection entitled “Additional Information on the Availability of Certain Waivers and Discounts”:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

Please delete this sentence. The Fund cannot disclaim responsibility for its sales charge waivers and discounts disclosures. Under the 1940 Act, sales loads are set by funds, not by intermediaries.

RESPONSE:

The Registrant confirms that the noted sentence is accurate. By including this sentence, the Registrant is not implying a disclaimer of responsibility for the disclosure. As affirmed in the Registrants’ response to General Comment 1, above, the Registrant is responsible for the accuracy and adequacy of the disclosure in its registration statement. The Registrant respectfully declines to remove the sentence.

COMMENT 19: Prospectus – Financial Information – Financial Highlights

Please confirm that the Financial Highlights presented will be updated through the Fund’s fiscal year end in the Fund’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that the Financial Highlights presented will be updated through the Fund’s fiscal year end in the Fund’s Rule 485(b) filing.

Statement of Additional Information

COMMENT 20. Statement of Additional Information – “How is the Fund Organized?”

Please update the disclosure to reference the change in the Fund’s name.

RESPONSE:

The Registrant will make the following changes (deletion stricken and addition bold and underlined):

“~~Effective June 26, 2020, the Trust changed its name from Federated Income Securities Trust to Federated Hermes Income Securities Trust and the Fund changed its name from Federated Real Return Bond Fund to Federated Hermes Real Return Bond Fund.~~

Effective December 29, 2021, the Fund changed its name from Federated Hermes Real Return Bond Fund to Federated Hermes Inflation Protected Securities Fund.”

COMMENT 21. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Concentration of Investments

The Staff notes the Fund’s fundamental “Concentration of Investments” policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. For purposes of this restriction, the term concentration has the meaning set forth in the Investment Company Act of 1940 Act (“1940 Act”), any rule or order thereunder or any SEC staff interpretation thereof. Government securities, and municipal securities and bank instruments will not be deemed to constitute an industry.”

First, please add an explanatory note that municipal securities excluded from the concentration policy are tax-exempt securities issued by U.S. state or local municipalities but do not include private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, and that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining compliance with the concentration policy.

Second, under “Additional Information,” we ask that reference to “bank instruments” be revised to refer to “domestic bank deposit instruments.”

RESPONSE:

The Registrant will revise “Additional Information” in the Fund’s SAI as follows (deletions stricken and additions bold and underlined):

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund's investment restrictions, please note the following additional information.

In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; ~~and~~ (c) asset-backed securities will be classified according to the underlying assets securing such securities; and (d) private activity municipal debt securities which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance will be classified according to the industry of the non-governmental entity.

For purposes of the above limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items” and “bank instruments.”

Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation. In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund's borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

However, the Registrant respectfully notes that the reference to “bank instruments” under “Additional Information” is connected to the use of the same term in the Fund’s fundamental concentration policy. Accordingly, the Registrant respectfully declines to make the requested change to this term to avoid confusing shareholders as to the meaning of the term in the fundamental policy.

COMMENT 22. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

The Staff notes the following disclosure:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrants will make the following revisions (additions bold and underlined):

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

COMMENT 23. Statement of Additional Information – “Financial Information”

Please confirm that the Fund’s Financial Information will be updated through the Fund’s fiscal year end in the Fund’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that the Fund’s Financial Information will be updated through the Fund’s fiscal year end in the Fund’s Rule 485(b) filing.

Part C – Other Information

COMMENT 24. Item 28(j)

Please confirm an auditor’s consent will be included in the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that an auditor’s consent will be filed in the Registrant’s Rule 485(b) filing.

COMMENT 25. Item 28(m) Form of Rule 12b-1 Plan

Please confirm that a final version of the Distribution Plan will be included in the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant confirms that the final version of the Fund’s Rule 12b-1 Plan will be filed in the Registrant’s Rule 485(b) filing.

Questions on this letter or requests for additional information may be directed to me at 724-720-8828 or at Terri.Kerr@FederatedHermes.com.

Very truly yours,

/s/ Terri L. Kerr
Terri L. Kerr
Senior Paralegal